UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 12)*

J. W. MAYS, INC.
(Name of Issuer)

Common Stock, Par Value $1.00 Per Share
(Title of Class of Securities)

057847310
(CUSIP Number)

Alan S. Halperin, Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, New York 10019-6064 (212) 373-3000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 3, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 057847310	SCHEDULE 13D	Page 2 of 7

1	NAME OF REPORTING PERSON JANE H. GOLDMAN, as Co-Trustee of the Lillian Goldman Marital Trust and Co-Executrix of the Estate of Lillian Goldman, Deceased
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%(1)
14	TYPE OF REPORTING PERSON IN

(1)	Based on 2,015,780 shares outstanding as of September 3, 2024, as reported in the Issuer’s Annual Report on Form 10-K filed on October 24, 2024.

CUSIP No. 057847310	SCHEDULE 13D	Page 3 of 7

1	NAME OF REPORTING PERSON LOUISA LITTLE, as Co-Trustee of the Lillian Goldman Marital Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%(1)
14	TYPE OF REPORTING PERSON IN

(1)	Based on 2,015,780 shares outstanding as of September 3, 2024, as reported in the Issuer’s Annual Report on Form 10-K filed on October 24, 2024.

CUSIP No. 057847310	SCHEDULE 13D	Page 4 of 7

1	NAME OF REPORTING PERSON AMY GOLDMAN FOWLER, as Co-Executrix of the Estate of Lillian Goldman, Deceased
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%(1)
14	TYPE OF REPORTING PERSON IN

(1)	Based on 2,015,780 shares outstanding as of September 3, 2024, as reported in the Issuer’s Annual Report on Form 10-K filed on October 24, 2024.

CUSIP No. 057847310	SCHEDULE 13D	Page 5 of 7

1	NAME OF REPORTING PERSON DIANE GOLDMAN KEMPER, as Co-Executrix of the Estate of Lillian Goldman, Deceased
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%(1)
14	TYPE OF REPORTING PERSON IN

(1)	Based on 2,015,780 shares outstanding as of September 3, 2024, as reported in the Issuer’s Annual Report on Form 10-K filed on October 24, 2024.

CUSIP No. 057847310	SCHEDULE 13D	Page 6 of 7

This Statement on Schedule 13D, as amended, to which this amendment relates (the “Schedule 13D”), filed pursuant to Rule 13d-1 of the Rules and Regulations under the Securities Exchange Act of 1934, as amended, by each of the individuals identified on the cover pages to this Schedule 13D (such persons, collectively, the “Reporting Persons”), relating to the Common Stock, par value $1.00 per share (the “Common Stock”), of J. W. Mays, Inc., a New York corporation (“J. W. Mays”), is being hereby amended to reflect that the Lillian Goldman Marital Trust and the Estate of Lillian Goldman, Deceased, no longer beneficially hold any shares of Common Stock.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

On December 3, 2024, the Lillian Goldman Marital Trust distributed all of the shares of Common Stock it held to its beneficiaries. As a result, the Lillian Goldman Marital Trust no longer beneficially owns any shares of Common Stock.

On December 3, 2024, the Estate of Lillian Goldman distributed all of the shares of Common Stock it held. As a result, the Lillian Goldman Marital Trust no longer beneficially owns any shares of Common Stock.

CUSIP No. 057847310	SCHEDULE 13D	Page 7 of 7

Signatures

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: December 5, 2024
/s/ Jane H. Goldman
JANE H. GOLDMAN, as Co-Trustee of the Lillian Goldman Marital Trust and as Co-Executrix of the Estate of Lillian Goldman, Deceased

/s/ Louisa Little
LOUISA LITTLE, as Co-Trustee of the Lillian Goldman Marital Trust

/s/ Amy Goldman Fowler
AMY GOLDMAN FOWLER, as Co-Executrix of the Estate of Lillian Goldman, Deceased

/s/ Diane Goldman Kempner
DIANE GOLDMAN KEMPER, as Co-Executrix of the Estate of Lillian Goldman, Deceased